Filed pursuant to Rule 253(g)(2)

File No. 024-11815

This Supplement No. 3, dated August 4, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated June 28, 2022, of Landa App 3, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

•	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
•	Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC
•	Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC

The purpose of this supplement is also to update information relating to the status the Properties underlying:

•	Landa App 3 LLC - 6447 Gordon Street Lithia Springs GA LLC
•	Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC

LANDA APP 3 LLC

6 W. 18th Street, 12th Floor

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Update Table”) shows key information related to the Updated Series and its underlying Property. The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged. In addition, please see the sections entitled “Description of the Properties” and “Use of Proceeds” included in the Offering Circular for more information regarding the Updated Series.

New Lease Agreements; Renewals

Each of following lease agreements (each a “Lease Agreement”) was renewed with its a tenant on the terms set forth in the table below.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	1363 Hancock Street, Unit 1F, Brooklyn NY 11237	08/01/2022	$1,950.00	07/31/2023
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	1363 Hancock Street, Unit 1R, Brooklyn NY 11237	08/01/2022	$2,200.00	07/31/2023
Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	132 Cornelia Street, Unit 1 Brooklyn NY 11221	08/01/2022	$3,202.50	07/31/2023
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	24 Ditmars Street, Unit 3, New York, NY 11221	08/01/2022	$3,675.00	07/31/2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the Lease Agreement for the Property set forth in the table above and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Lease Agreement, a form of which is available here.

Property Vacancies; Lease Non-Renewals

Landa App 3 LLC - 6447 Gordon Street Lithia Springs GA LLC

The tenant occupying Unit C of this Property has not renewed their lease agreement and this apartment unit is currently vacant. As of the date of this report, Landa Holdings, Inc. (the “Manager”) has not identified a new tenant to enter into a Lease Agreement for this Property.  The Manager will not earn its Management Fee on Unit C until the Series enters into a new lease agreement with a tenant for this apartment unit.

Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC

The tenant occupying Unit #7 of this Property underlying this Series vacated the apartment unit prior to the term of the Lease Agreement. As of the date of this report, the Manager has not identified a new tenant to enter into a Lease Agreement for this Property. The Manager will not earn its Management Fee on Unit #7 until the Series enters into a new lease agreement with a tenant for this apartment unit.